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KPMG                                                             EXHIBIT 18.1

Stamford Square
3001 Summer Street
Stamford, CT 06905


February 26, 1999


UCAR International Inc.
39 Old Ridgebury Road
Danbury, CT

Gentlemen:

We have audited the consolidated balance sheets of UCAR International Inc. and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 1998, and have reported thereon under date of February 26, 1999. The aforementioned consolidated financial statements and our audit report thereon are included in the Company's annual report on Form 10-K for the year ended December 31, 1998. As stated in Note 2 to those financial statements, the Company changed its method of accounting for the cost of certain U.S. inventories from the last-in first-out (LIFO) method to the first-in first-out (FIFO) method and states that the newly adopted accounting principle is preferable in the circumstances because it provides improved consistency in accounting for worldwide inventories and avoids potential distortions of future profits from anticipated decrements. In accordance with your request, we have reviewed and discussed with Company officials the circumstances and business judgment and planning upon which the decision to make this change in the method of accounting was based.

With regard to the aforementioned accounting change, authoritative criteria have not been established for evaluating the preferability of one acceptable method of accounting over another acceptable method. However, for purposes of the Company's compliance with the requirements of the Securities and Exchange Commission, we are furnishing this letter.

Based on our review and discussion, with reliance on management's business judgment and planning, we concur that the newly adopted method of accounting is preferable in the Company's circumstances.

Very truly yours,


/s/ KPMG LLP